Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS SECOND QUARTER 2014 RESULTS

Toronto, ON – August 7, 2014… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months and six months ended June 30, 2014. All amounts in this release are in U.S. dollars unless otherwise stated.

Highlights

•	Commenced a summer exploration program focused on a new discovery of high grade uranium mineralization, named the Gryphon Zone, which was discovered on the 60% owned Wheeler River property during the winter exploration program completed earlier in 2014. The Gryphon Zone was discovered by drill hole WR-556, which intersected high grade basement hosted uranium mineralization returning 21.2% U3O8 over 4.5 metres. The highlight from the summer exploration program, to date, is drill hole WR-569A, located 40 metres along strike southwest and 40 metres up dip of WR-556, which intersected a wide zone of alteration and mineralization with several high grade intervals, including 9.41% eU3O8 over 3.7 metres and 5.27% eU3O8 over 5.9 metres. The Gryphon Zone is located 3.0 kilometres northwest of the Phoenix deposit.

•	Updated a mineral resource estimate in accordance with National Instrument 43-101 (“NI 43-101”), for the high grade Phoenix uranium deposit, on the Wheeler River property. After reporting several high grade intersections at Phoenix Zone A during the winter exploration program, including drill hole WR-548 which returned an assay of 36.83% U3O8 over 6.5 metres, the Company was able to successfully expand the zone of higher grade mineralization at Phoenix Zone A, and ultimately increase the estimate of indicated pounds U3O8 by 34% over the previous mineral resource estimate in 2012. The updated resource estimate includes an indicated mineral resource of 70,200,000 pounds U3O8 (Denison’s share, 42,120,000 pounds) based on 166,400 tonnes of mineralization at an average grade of 19.13% U3O8, and an inferred mineral resource of 1,100,000 pounds U3O8 (Denison’s share, 660,000 pounds) based on 8,600 tonnes of mineralization with an average grade of 5.80% U3O8.

•	Construction and commissioning activities continued on the expansion and modifications of the McClean Lake mill in northern Saskatchewan. The ore slurry receiving and unloading system has been commissioned and construction of the Hydrogen Mitigation modifications is complete with commissioning underway. Initial ore feed expected late in the third quarter will be a blend of McClean Lake ore and Cigar Lake ore in order to introduce lower grade material into the mill circuits before transitioning to 100% high grade Cigar Lake ore. Production for 2014 is estimated to be up to 1,000,000 pounds U3O8 for the Cigar Lake joint venture (“CLJV”) and approximately 100,000 pounds U3O8 (Denison’s share, 22,500 pounds) for the McClean Lake joint venture (“MLJV”).

•	Completed the acquisition of International Enexco Limited (“IEC”), in June 2014, by acquiring all of the issued and outstanding common shares of IEC by way of a plan of arrangement. As a result of the transaction, Denison acquired IEC’s uranium exploration assets, consisting of a 30% interest in the Mann Lake property and an additional 20% interest in Denison’s Bachman Lake property. Partners in the Mann Lake exploration project include Cameco Corp. (52.5% interest) and AREVA Resources Canada Inc. (17.5% interest). Cameco Corp. is the operator. Mann Lake is located 25 kilometres southwest of the McArthur River mine and is on trend between Cameco Corp.’s Read Lake project and Denison’s 60% owned Wheeler River project in the eastern Athabasca Basin.

•	Announced, on July 24, 2014, a “bought deal” private placement financing of 8,050,000 flow-through common shares of the Company at a price of CAD$1.62 per share for total gross proceeds of CAD$13,041,000 (the “Offering”). An option to purchase up to an additional 15% of the number of flow-through common shares in the Offering has also been granted to the underwriters. The Offering is expected to close on or about August 12, 2014.

Financial Results

The Company recorded a net loss of $11,564,000 ($0.02 per share) and $24,231,000 ($0.05 per share) for the three months and six months ended June 30, 2014, compared with a net loss from continuing operations of $2,430,000 ($0.01 per share) and $7,899,000 ($0.02 per share) for the three months and six months ended June 30, 2013. The net loss for the six months ended June 30, 2014 includes mineral property exploration expenses of $10,185,000, foreign exchange losses of $10,053,000 and an impairment charge against the company’s carrying value of mineral property of $1,658,000. The difference from prior year’s net loss is primarily due to higher exploration expenses and foreign exchange losses.

	Three months ended		Six months ended
(in thousands, except for per share amounts)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Results of Operations:
Total revenues	$2,358	$2,902	$4,532	$5,193
Net income (loss)	(11,564)	(2,430)	(24,231)	(7,899)
Basic and diluted earnings (loss)	(0.02)	(0.01)	(0.05)	(0.02)

(in thousands)	As at June 30, 2014	As at December 31, 2013
Financial Position:
Cash and cash equivalents	$19,134	$21,786
Short term investments	4,719	10,040
Long term investments	794	5,901

Cash, equivalents and investments	24,647	37,727
Working capital	19,652	29,391
Property, plant and equipment	289,212	281,010
Total assets	327,509	330,969
Total long-term liabilities	$40,294	$41,283

Revenue

Revenue from Denison Environmental Services (“DES”) for the three and six months ended June 30, 2014 was $1,682,000 and $3,307,000 compared to $2,446,000 and $4,353,000 in the same periods in 2013. The decrease in revenue in 2014 was mainly due to a reduction in activity on certain care and maintenance projects.

Revenue from the Company’s management contract with Uranium Participation Corp. (“UPC”), for the three and six months ended June 30, 2014, was $676,000 and $1,225,000, compared to $456,000 and $840,000 in the same periods in 2013. The increase in revenue is mainly due to fees earned in 2014 in connection with UPC’s purchase of uranium.

Operating Expenses

In Canada, the expansion and modifications at the McClean Lake mill continued during the first half of 2014 with the Cigar Lake joint venture (“CLJV”) continuing to pay nearly all of the expenses under the terms of a toll milling agreement. Completion of the commissioning of the Hydrogen Mitigation modifications to the leach circuit is expected late in the third quarter. The first shipment of ore from Cigar Lake was received at the McClean Lake mill in the first quarter. Ore shipments continued during the second quarter but have been temporarily suspended by the CLJV to allow for additional freezing to occur in certain areas of the Cigar Lake mine. As a result of the delay, toll milling of CLJV ore is not expected to commence until late in the third quarter.

Denison’s share of operating costs in Canada, for the three and six months ended June 30, 2014, totaled $116,000 and $257,000 compared to $211,000 and $494,000 for the three and six months ended June 30, 2013. Operating costs decreased in 2014 primarily due to reductions in expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of the stand-by costs paid by the CLJV.

In Africa, the Company completed engineering studies, metallurgical test work and environmental programs, originally initiated by Rockgate Capital Corp., on the recently acquired Falea project, during the first half of 2014. Operating expenses in Africa for the three and six months ended June 30, 2014 totaled $490,000 and $1,185,000, and were primarily attributable to the Falea project. Operating expenses in Africa for the three and six months ended June 30, 2013, by comparison, totaled $36,000 and $81,000.

Operating expenses also include costs relating to DES of $1,620,000 and $3,203,000 for the three and six months ended June 30, 2014, as compared to $2,102,000 and $4,039,000 for the same period in 2013. DES costs decreased in 2014 mainly due to a reduction in activity at certain care and maintenance sites, and variation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development in Canada, Zambia, Mali, Namibia, Niger and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the Eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 470,000 hectares.

Global exploration expenditures for the three and six months ended June 30, 2014 were $3,588,000 and $10,185,000 compared to $2,502,000 and $7,211,000 for the three and six months ended June 30, 2013, with over 90% of exploration expenditures being incurred in Canada during the first half of 2014. The increase in global exploration expenditures in 2014 is mainly due to an increase in exploration activity in Canada.

In Canada, Denison’s share of exploration spending on its Canadian properties totaled $3,240,000 and $9,494,000 for the three and six months ended June 30, 2014 as compared to $2,306,000 and $6,479,000 for the three and six months ended June 30, 2013. The winter exploration program commenced in January 2014 and was completed in April 2014. The winter exploration program resulted in the expansion of the zone of higher grade mineralization at Zone A of the Phoenix deposit and the discovery of a new zone of high grade uranium mineralization, named the Gryphon Zone, also on the Wheeler River property. A summer exploration program, focused on the Gryphon Zone, commenced in mid-June 2014 with three of a planned 20 drill holes completed as of June 30, 2014.

In Zambia, exploration expenditures of $161,000 and $208,000 were incurred during the three and six months ended June 30, 2014. During the second quarter, the Company began geological mapping, geochemical sampling and excavator trenching programs at the Company’s Mutanga project. During the same three and six months in 2013, exploration expenditures totaled $140,000 and $335,000.

In Mali, a field program consisting of geological mapping and surficial geochemistry orientation surveys was completed at the Falea project during the second quarter. Exploration expenditures totaled $123,000 and $152,000 during the three and six months ended June 30, 2014.

In Namibia, Rio Tinto Mining and Exploration Limited (“Rio”) terminated its option to earn an interest in the Dome project under the provisions of an earn-in agreement between the parties. Rio discontinued activities at the site at the end of February 2014. The Company assumed operatorship of the project and is evaluating options for moving forward with the Dome project.

In Mongolia, exploration expenditures on the Company’s Gurvan Saihan joint venture (“GSJV”) properties totaled $43,000 and $290,000 for the three and six months ended June 30, 2014, compared to $56,000 and $397,000 for the three and six months ended June 30, 2013. Expenditures in Mongolia during the first half of 2014 and 2013 relate primarily to annual license payments required to maintain the GSJV properties in good standing while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

General and Administrative

General and administrative expenses totaled $2,103,000 and $4,506,000 for the three and six months ended June 30, 2014 compared with $2,049,000 and $3,952,000 for the three months and six ended June 30, 2013. These expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. General and administrative expenditures were higher in 2014 primarily due to higher performance bonuses paid, special project costs and minor restructuring costs.

Other Income and Expenses

Other expenses totaled $6,009,000 and $9,411,000 for the three and six months ended June 30, 2014 compared with other income of $1,329,000 and $400,000 for the three and six months ended June 30, 2013. The difference during the comparable six months ended June 30 is primarily due to an increase in foreign exchange losses relating to unfavourable foreign exchange rate movements in Mongolia and Zambia, partially offset by gains on the revaluation of investments to fair market value, the gain on sale of land holdings and a payment received in accordance with the option agreement granted to Strateco on Denison’s Jasper Lake property.

Liquidity & Capital Resources

Cash and cash equivalents were $19,134,000 at June 30, 2014 compared with $21,786,000 at December 31, 2013. The decrease of $2,652,000 was primarily due to cash used in operations of $11,833,000, offset by cash provided by investing activities of $8,617,000.

Net cash used in operating activities of $11,833,000 in the six months ended June 30, 2014 is comprised of net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $1,301,000 in trade and other receivables, offset by an increase of $2,315,000 in accounts payable and accrued liabilities. The increase in trade and other receivables and accounts payable is mainly due to the increase in activity at the McClean Lake mill, for which the CLJV is continuing to pay nearly all of the expenses under the terms of a toll milling agreement.

Net cash provided by investing activities of $8,617,000 consists primarily of cash provided by the sale or maturity of investments in debt instruments accounting for $9,525,000, partly offset by $644,000 in cash spent on property, plant and equipment, and $239,000 used to fund the Elliot Lake reclamation trust fund.

The Company maintains a revolving term credit facility (the “Credit Facility”) for CAD$15,000,000. The use of the Credit Facility is restricted to the issuance of non-financial letters of credit and contains a covenant to maintain a tangible net worth of greater than or equal to $150,000,000. At June 30, 2014, the Company is in compliance with the covenants of the Credit Facility, and CAD$9,698,000 of the Credit Facility was being used as collateral for certain letters of credit.

Subsequent Events

On July 24, 2014, the Company entered into an agreement with Dundee Securities Ltd. (the “Underwriters”), under which the Underwriters have agreed to purchase, on a “bought deal” private placement basis, 8,050,000 flow-through common shares of the Company at a price of CAD$1.62 per share for total gross proceeds of CAD$13,041,000 (the “Offering”). The Underwriters have been granted the option to purchase up to an additional 15% of the number of flow-through common shares in the Offering, exercisable in whole or in part at any time up to 48 hours prior to closing of the Offering that is expected to occur on or about August 12, 2014. The Company intends to use the gross proceeds for Canadian exploration expenses and will agree to renounce such expenses to subscribers no later than December 31, 2014.

Outlook for 2014

The Company’s exploration plans for 2014 remain largely unchanged at the end of the first half of the year. However, the Company’s outlook for toll milling fees, uranium sales, and development / operating expenses for 2014 have changed as a result of the suspension of mining at Cigar Lake and the resulting delay in processing of Cigar Lake ore at the McClean Lake mill.

(in thousands)	Previous Budget 2014 (1)	Current Outlook 2014 (1)	Actual to June 30, 2014 (3)
Canada (2)
Mineral sales	$1,155	—	—
Toll milling fees	850	340	—
Exploration	(14,276)	(14,276)	(9,492)
Development/operations	(1,564)	(1,000)	(266)

	(13,835)	(14,936)	(9,758)
Africa
Mali	(2,000)	(2,000)	(1,505)
Zambia	(1,830)	(1,630)	(881)

	(3,830)	(3,630)	(2,386)
Asia
Mongolia	(962)	(1,200)	(989)
Services and Other (2)
Management fees and commissions	1,996	1,996	1,151
Environmental services	604	604	146
Corporate general and administration	(4,433)	(4,952)	(3,211)

	(1,833)	(2,352)	(1,914)

Total	$(20,460)	$(22,118)	$(15,047)

(1)	Only Denison’s material operations are shown in the above table.
(2)	Budget figures have been converted using a US$ to CAD$ exchange rate of 0.95.
(3)	The Company budgets on a cash basis. As a result, the actual figure represents a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $672,000.

Canada

Mineral Property Exploration

The Company is planning to spend approximately CAD$15,000,000 on exploration activities in Canada during 2014. The Company has completed a significant winter exploration program in Canada and its summer exploration program, focused on certain high priority projects, is underway.

In addition to the 15,000 metre Wheeler River drill program, summer programs are also planned at Crawford Lake and Bachman Lake, where 4,200 metres (seven holes) of drilling is planned to target anomalies generated by geophysical surveys from earlier in 2014 and to follow up on drilling results from 2013. At McClean Lake, a six hole drilling program of 1,575 metres has already been completed. Denison is planning to carry out additional geophysical surveying on several properties during the summer.

Development/Operations

At McClean Lake, initial ore feed expected late in the third quarter will be a blend of McClean Lake ore and Cigar Lake ore in order to introduce lower grade material into the mill circuits before transitioning to 100% high grade Cigar Lake ore. Production for 2014 is estimated to be up to 1,000,000 pounds U3O8 for CLJV and approximately 100,000 pounds U3O8 for MLJV. The decision by CLJV to delay mining will result in a portion of the toll milling revenue originally expected during the second half of 2014, received from processing Cigar Lake ore at the McClean Lake mill, to be deferred until 2015. Denison’s share of operating and capital expenditures at the mill in 2014 are now estimated to be CAD$541,000. In addition, the Company’s share of uranium production from McClean Lake ore to be processed in conjunction with Cigar Lake ore is now expected to be between 20,000 to 30,000 pounds U3O8 and will be available for sale in 2015.

Due to low uranium prices, the Midwest and McClean underground projects will continue to remain on stand-by in 2014. Total expenditures on these projects is estimated to be CAD$900,000 (Denison’s share, CAD$212,000). While significant milestones were achieved by the McClean joint venture in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the joint venture to put this program on stand-by. As a result, SABRE expenditures in 2014 are estimated to be CAD$650,000 (Denison’s share, CAD$146,000).

International

On its wholly owned Mutanga project in Zambia, the Company will continue geological mapping, geochemical, and trenching programs to follow up on the results of the work completed in 2013. The Zambian program is now estimated to total $1.6 million.

On its wholly owned Falea project in Mali, the Company is planning to continue geological and geophysical field programs in an effort to locate additional mineralization. The Mali program is estimated to total $2.0 million.

In Mongolia, the 2014 expenditures are now estimated to total $1.2 million of which a majority is license fees to maintain the property. The remaining costs are related to the Company’s strategic review efforts. The increase in expenditures is due to the strategic review lasting longer than expected.

Other Activities

Revenue from operations at DES is estimated at CAD$7.0 million and operating expenses are forecasted to be CAD$6.3 million for 2014. Capital expenditures and reclamation funding are projected to be CAD$0.7 million.

Management fees from Denison’s contract with UPC are estimated at CAD$2.1 million in 2014.

Corporate administration expenses are now forecasted to be CAD$5.2 million in 2014 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses. The increase in projected expenditures is due to the recent merger and acquisition activities that occurred during the first half of 2014 not previously forecasted.

Qualified Person

The disclosure of a scientific or technical nature regarding Denison’s properties in this press release was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml.

Additional Information

Denison’s consolidated financial statements for the six month period ended June 30, 2014 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of numerous projects covering over 470,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.